March 18, 2025

Jason Weimer
Manager
Gratus Capital Properties Fund III, LLC
718 Washington Ave N, Ste. 400
Minneapolis, MN 55401

       Re: Gratus Capital Properties Fund III, LLC
           Post-Qualification Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed March 7, 2025
           File No. 024-11552
Dear Jason Weimer:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 3 to Offering Statement
General

1. Please revise Part I, Items 4 and 6, to disclose the amount of securities sold in the last
       12 months and update the offering amount accordingly. Please also update the appropriate offering amount in Part II. In this regard, we note your disclosure on page
       F-22 that between December 31, 2023 and June 30, 2024 you issued 154,014 Class A units and 20,781 Class B units for $2,179,336. Please refer to Rule 251(a)(2) of
       Regulation A.
2. We note that your initial offering statement was qualified on December 1, 2021. We also note that you have since filed a new offering statement. Please revise the termination date of this offering consistent with Rule 251(d)(3)(i)(F) of Regulation A, which states that these securities may be sold under a prior offering statement only until the earlier of the qualification date of the new offering statement or 180 days after the 3rd anniversary of the initial qualification date.
 March 18, 2025
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-
2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Jonathan Sabo, Esq.